SECURITIES AND EXCHANGE COMMISSION
                     WASHINGTON, D.C. 20549

                           ----------

                          SCHEDULE 13D
            Under the Securities Exchange Act of 1934


               TRANSDERM LABORATORIES CORPORATION
                        (Name of Issuer)

             Common Stock, Par Value $.001 per Share
                 (Title of Class of Securities)

                           893636 10 0
                         (CUSIP Number)

      Robert D. Speiser, Transderm Laboratories Corporation
     1212 Avenue of the Americas, New York, New York  10036
                         (212) 398-0700
 (Name and Address and telephone Number of Person Authorized to
               Receive Notices and Communications)

                        November 13, 1996
     (Date of Event which Requires Filing of This Statement)

     If the filing person has previously filed a statement on
Schedule 13G to report the acquisition which is the subject of this
Schedule 13D, and is filing this schedule because of Rule 13d-
1(b)(3) or (4), check the following box [   ]

Check the following box if a fee is being paid with the statement
[   ].  (A fee is not required only if the reporting person: (1)
has a previous statement on file reporting beneficial ownership o more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

     Note. Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

                 (Continued on following pages)

     The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures in a prior cover page.

     The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1.   NAME OF REPORTING PERSON
     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
          Laura G. Speiser and Marvin M. Speiser, as trustees under trust agreement dated December 13, 1995 between Laura G. Speiser, as grantor, and Laura G. Speiser and Marvin M.
          Speiser, as trustees.
          13-7068030

2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) [ X ]
                                                       (b) [   ]

3.   SEC USE ONLY

4.   SOURCE OF FUNDS*
     N/A

5.   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(D) OR 2(E)
     [   ]

6.   CITIZENSHIP OR PLACE OR ORGANIZATION
     U.S.A.

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH
7.   SOLE VOTING POWER
          220,307

8.   SHARED VOTING POWER
        7,300,055

9.   SOLE DISPOSITIVE POWER
          220,307

10.  SHARED DISPOSITIVE POWER
        7,300,055

11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
        7,520,362

12.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
     CERTAIN SHARES*
     [ X ]

13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW(11)
     16.71%

14.  TYPE OF REPORTING PERSON*
     00-Trust

1.   NAME OF REPORTING PERSON
     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
          Laura G. Speiser and Robert D. Speiser, as trustees under trust agreement dated December 6, 1996 between Marvin M. Speiser, as grantor, and Laura G. Speiser and Robert D.
          Speiser, as trustees.
          13-2088724

2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) [ X ]
                                                       (b) [   ]

3.   SEC USE ONLY

4.   SOURCE OF FUNDS*
     N/A

5.   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS        [   ]
     REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E)

6.   CITIZENSHIP OR PLACE OR ORGANIZATION
     U.S.A.

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH
7.   SOLE VOTING POWER
          5,144,185

8.   SHARED VOTING POWER
          2,376,177

9.   SOLE DISPOSITIVE POWER
          5,144,185

10.  SHARED DISPOSITIVE POWER
          2,376,177

11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
          7,520,362

12.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
     CERTAIN SHARES*
     [ X ]

13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
     16.71%

14.  TYPE OF REPORTING PERSON*
     00-Trust

1.   NAME OF REPORTING PERSON
     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
          Laura G. Speiser

2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) [ X ]
                                                       (b) [   ]

3.   SEC USE ONLY

4.   SOURCE OF FUNDS*
     N/A

5.   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(D) OR 2(E)
     [   ]

6.   CITIZENSHIP OR PLACE OR ORGANIZATION
     U.S.A.

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH
7.   SOLE VOTING POWER
          274,343

8.   SHARED VOTING POWER
        7,246,019

9.   SOLE DISPOSITIVE POWER
          274,343

10.  SHARED DISPOSITIVE POWER
        7,246,019

11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
        7,520,362

12.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
     CERTAIN SHARES*
     [ X ]

13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
     16.71%

14.  TYPE OF REPORTING PERSON*
     IN

1.   NAME OF REPORTING PERSON
     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
          Marvin M. Speiser
          ###-##-####

2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) [ X ]
                                                       (b) [   ]

3.   SEC USE ONLY

4.   SOURCE OF FUNDS*
     N/A

5.   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(D) OR 2(E)
     [   ]

6.   CITIZENSHIP OR PLACE OR ORGANIZATION
     U.S.A.

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH
7.   SOLE VOTING POWER
          1,693,052

8.   SHARED VOTING POWER
          5,827,310

9.   SOLE DISPOSITIVE POWER
          1,693,052

10.  SHARED DISPOSITIVE POWER
          5,827,310

11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
          7,520,362

12.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
     CERTAIN SHARES*
     [ X ]

13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
     16.71%

14.  TYPE OF REPORTING PERSON*
     IN

                          SCHEDULE 13D


CUSIP NO. 893636 10 0

     This initial statement on Schedule 13D (the "Statement") is being filed with the Securities and Exchange Commission (the "Commission") by (i) Laura G. Speiser and Marvin M. Speiser as trustees (the "1995 Trustees") under that certain trust agreement (the "1995 Trust") dated December 13, 1995, between Laura G. Speiser, as grantor, and the 1995 Trustees, (ii) Laura G. Speiser and Robert D. Speiser as trustees (the "1996 Trustees") under a certain trust agreement (the "1996 Trust") dated December 6, 1996, between Marvin M. Speiser, as grantor, and the 1996 Trustees, (iii) Laura G. Speiser, in her individual capacity, and
(iv) Marvin M. Speiser, in his individual capacity, in accordance with the requirements of Rule 13d-1 promulgated by the Commission under the Securities Exchange Act of 1934, as amended.

Item 1.   Security and Issuer.

     This statement relates to shares of the common stock, par value $.001 per share (the "Common Stock") of Transderm
Laboratories Corporation, a Delaware corporation (the "Company").
The name and address of the principal executive office of the Company is as follows:

     Transderm Laboratories Corporation
     1212 Avenue of the America
     New York, New York  10036.


Item 2.   Identity and Background.

     1. (a) Laura G. Speiser and Marvin M. Speiser, as trustees under trust agreement dated December 13, 1995, between Laura G. Speiser, as grantor and Laura G. Speiser and Marvin M. Speiser, as trustees.

          (b)  1212 Avenue of the Americas
               New York New York  10036
               Attention:  Mr. Marvin M. Speiser, Trustee

          (c)  Not applicable.

          (d) During the past five years, the Trustees have not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

          (e) During the past five years, the Trustees were not party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding were or are subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

          (f) U.S.A. (the Trust was established under and is governed by the laws of the State of New York).

     2. (a) Laura G. Speiser and Robert D. Speiser, as trustees under trust agreement dated December 6, 1996, between Marvin M. Speiser, as grantor, and Laura G. Speiser and Robert D. Speiser, as trustees.

          (b)  1212 Avenue of the Americas
               New York, New York  10036
               Attention:  Mr. Robert D. Speiser, Trustee

          (c)  Not applicable.


          (d) During the past five years, the Trustees have not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

          (e) During the past five years, the Trustees were not parties to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding were or are subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws of finding any violation with respect to such laws.

          (f) U.S.A. (The Trust was established under and is governed by the laws of the State of New York).

     3.   (a)  Laura G. Speiser

          (b)  35 East 84th Street
               New York, New York  10028

          (c)  Artist

          (d) During the past five years, Laura G. Speiser has not been convicted in a criminal proceeding
               (excluding traffic violations or similar misdemeanors).

          (e) During the past five years, Laura G. Speiser was not a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws of finding any violation with respect to such laws.

          (f)  U.S.A.

     4.   (a)  Marvin M. Speiser

          (b)  1212 Avenue of the Americas
               New York New York  10036

          (c)  President and Chairman of the Board of Health-Chem
               Corporation, 1212 Avenue of the Americas, New
               York, New York 10036.

          (d) During the past five years, Marvin M. Speiser has not been convicted in a criminal proceeding
               (excluding traffic violations or similar misdemeanors).

          (e) During the past five years, Marvin M. Speiser was not a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws of finding any violation with respect to such laws.

          (f)  U.S.A.

Item 3.   Source and Amount of Funds or Other Consideration.

     (a) On November 13, 1996, an option to purchase up to 5,000,000 shares of the Company's Common Stock at an exercise price of $.10 per share (the "Option"), which Option was granted by the Company to Marvin M. Speiser on November 13, 1995 in accordance with and in consideration for Mr. Speiser's entering into an employment agreement with Health-Chem Corporation ("Health-Chem"), became currently exercisable. Health-Chem is the owner of 90% of the Company's outstanding Common Stock. The Option is exercisable through November 12, 2005.

     (b)  On December 6, 1996, Marvin M. Speiser transferred the
Option to the 1996 Trust, the trustees of which are Laura G.
Speiser and Robert D. Speiser. The terms of the 1996 Trust are described in Item 5(b) hereof.

     (c) On December 12, 1996, Laurvin Corporation, a Delaware Corporation ("Laurvin"), distributed 144,185 shares of the Company's Common Stock to Marvin M. Speiser upon redemption of Mr. Speiser's preferred stock in Laurvin. Mr. Speiser may be deemed to control Laurvin. Mr. Speiser immediately transferred these 144,185 shares to the 1996 Trust.

     Except as stated above, no consideration was paid in connection with any of the transactions described in Item 3.


Item 4.   Purpose of Transaction.

     The option to acquire 5,000,000 shares of the Company's
Common Stock was acquired by Marvin M. Speiser pursuant to and in accordance with Mr. Speiser's employment agreement with Health-
Chem.

     The establishment of the 1996 Trust described in Item No. 3 and the transfers of Common Stock described therein were effected for estate planning purposes.


Item 5.   Interest in Securities of the Issuer.

     (a) The aggregate number (the "Aggregate Number") of shares of Common Stock and the percentage of such class beneficially owned by the reporting persons as of the date hereof are 7,520,362 and 16.71%, respectively. The Aggregate Number includes: (i) 220,307 shares of Common Stock held in the 1995 Trust, (ii) 144,185 shares of Common Stock held in the 1996 Trust, (iii) 266,664 shares of Common Stock owned by Lauralei Investors, Inc. ("Lauralei"), (iv) options to purchase 5,000,000 shares of Common Stock which are currently exercisable, originally granted to Marvin M. Speiser on November 13, 1995 and transferred to the 1996 Trust on December 6, 1996, (v) 1,693,052 shares of Common Stock owned by Marvin M. Speiser, and (vi) 274,343 shares of Common Stock owned by Laura G. Speiser. The 1995 Trust disclaims beneficial ownership of all shares of Common Stock other than those referenced in (i) above. The 1996 Trust disclaims beneficial ownership of all shares of Common Stock other than those referred in (ii) above. Laura G. Speiser disclaims beneficial ownership of the shares of Common Stock referenced in (iii) and (v) above. Marvin M. Speiser disclaims beneficial ownership of the shares of Common Stock referenced in
(ii), (iv) and (vi). The Aggregate Number does not include 5,012,155 shares of Common Stock beneficially owned by Robert D. Speiser, the son of Laura G. and Marvin M. Speiser. Robert D. Speiser is a director and the President of the Company.

     Lauralei is a New York corporation, the preferred stock of which is owned by Marvin M. Speiser and the common stock of which is owned by Laura G. Speiser. The preferred stock of Lauralei is entitled to designate the majority of Lauralei's directors. Marvin M. Speiser may be deemed to control Lauralei. Lauralei is not engaged in any business, except to hold securities of other entities, and, as of the date hereof, the only substantial assets of Lauralei are the shares of Common Stock referenced in the preceding paragraph.

     (b) Marvin M. and Laura G. Speiser, as trustees of the 1995 Trust, hold shared voting and dispositive power with respect to 220,307 shares of Common Stock. After an initial period of three years from the date of establishment of the 1995 Trust, Marvin M. Speiser will become sole trustee of the 1995 Trust. At that time, and until the 1995 Trust terminates, Marvin M. Speiser, as trustee of the 1995 Trust, will hold voting and dispositive power with respect to the 220,307 shares referred to above, less any shares returned to Laura G. Speiser as a result of her annuity interest in the 1995 Trust (see Item 5(d) below). The 1995 Trust will terminate upon the death of the last to die of Laura G. and Marvin M. Speiser, and any remaining principal shall then be distributed to Robert D. Speiser.

     Laura G. Speiser and Robert D. Speiser, as trustees of the 1996 Trust, hold shared voting and dispositive power with respect to 5,144,185 shares of Common Stock of the Company including 5,000,000 shares subject to currently exercisable stock options. The 1996 Trust will terminate upon the death of Laura G. Speiser, and any remaining principal shall be distributed upon such terms and conditions as Mrs. Speiser shall appoint by her will and any amount not so appointed shall be distributed to Robert D. Speiser.

     (c) The 1995 Trustees, the 1996 Trustees, Laura G. Speiser and Marvin M. Speiser have not effected any transactions in the Common Stock during the past 60 days.

     (d) Under the terms of the 1995 Trust, until three years after the dates of its establishment, the Trustees shall in single payment at the end of each taxable year (i) in the first taxable year of the 1995 Trust, pay to Laura G. Speiser an amount (the "annuity amount") equal to 31.88% of the original net fair market value of the property of the 1995 Trust determined as of the date of its establishment and (ii) in each succeeding year, pay to Laura G. Speiser an annuity amount equal to 120% of the annuity amount paid for the preceding year. The annuity amounts shall be paid from income and, to the extent income is not sufficient, from principal.

     Under the terms of 1996 Trust, Robert D. Speiser, as Trustee, shall have the right to pay or apply for the use of Laura G. Speiser all the net income from the 1996 Trust and all of the principal of the 1996 Trust as Robert D. Speiser, as Trustee, shall in his sole discretion determine from time to time to be advisable for the health, maintenance or support in reasonable comfort of Laura G. Speiser.


     (e)  Not applicable.


Item 6.   Contracts, Arrangements, Understandings or
          Relationships With Respect to Securities of the Issuer.

     None.


Item 7.   Material to be Filed as Exhibits.

     (a)  Stock Option Agreement between the Company and Marvin
          M. Speiser dated November 13, 1995. Incorporated herein by reference to Exhibit 10.3 to the Company's Report on Form 10-K for the year ended December 31, 1995.

     (b) Employment Agreement between Health-Chem Corporation and Marvin M. Speiser dated April 4, 1995.
          Incorporated herein by reference to Exhibit 10.1 to Health-Chem's Report on Form 10-Q for the quarter ended
          March 31, 1995.

     (c)  Assignment of Stock Option Agreement by Marvin M.
          Speiser to Laura G. Speiser and Robert D. Speiser as
          Trustees u/a/d 12/5/96 made by Marvin M. Speiser dated
          December 6, 1996.  Filed herewith on page 17.














TLC\SCHD13D.MMS

                            SIGNATURE

     After reasonable inquiry and to the best of its knowledge and belief, the undersigned certifies that the information set forth in this statement with respect to it is true, complete and correct.

                      Grantor Retained Annuity Trust dated
                      December 13, 1995, between Laura G.
                      Speiser, Grantor, and Laura G. Speiser and
                      Marvin M. Speiser, Trustees




                      /s/ Laura G. Speiser, Trustee
                      Laura G. Speiser, Trustee





                      /s/ Marvin M. Speiser, Trustee
                      Marvin M. Speiser, Trustee



Date:  February 14, 1997

                            SIGNATURE

     After reasonable inquiry and to the best of its knowledge and belief, the undersigned certifies that the information set forth in this statement with respect to it is true, complete and correct.

                      Marvin M. Speiser Trust dated
                      December 6, 1996, between
                      Marvin M. Speiser, Grantor, and Laura G.
                      Speiser and Robert D. Speiser, Trustees




                      /s/ Laura G. Speiser, Trustee
                      Laura G. Speiser, Trustee





                      /s/ Robert D. Speiser, Trustee
                      Robert D. Speiser, Trustee



Date:  February 14, 1997

                            SIGNATURE

     After reasonable inquiry and to the best of her knowledge and belief, the undersigned certifies that the information set forth in this statement with respect to her is true, complete and correct.



                      /s/ Laura G. Speiser
                      Laura G. Speiser



Date:  February 14, 1997

                            SIGNATURE

     After reasonable inquiry and to the best of his knowledge and belief, the undersigned certifies that the information set forth in this statement with respect to him is true, complete and correct.



                      /s/ Marvin M. Speiser
                      Marvin M. Speiser



Date:  February 14, 1997

             ASSIGNMENT OF STOCK OPTION AGREEMENT

     REFERENCE IS MADE to that certain Non-Qualified Stock Option Agreement made effective as of the 13th day of November, 1995, as amended effective December 6, 1996 (the "Agreement"), between Transderm Laboratories Corporation, a Delaware corporation (the "Company") and the undersigned executive officer (the "Optionee").

     Pursuant to the terms of Paragraph 5 of the Agreement, the undersigned Optionee hereby transfers and assigns to Laura G. Speiser and Robert D. Speiser as Trustees u/a/d 12/5/96 made by Marvin M. Speiser (the "Transferee"), for no consideration, options to purchase all 5,000,000 shares of common stock, $.001 par value per share, of the Company granted to the Optionee under the Agreement, which are currently held by the Optionee, are fully vested, and remain unexercised. The Optionee hereby warrants and represents to the Company that, to the Optionee's knowledge, the Transferee qualifies as a "Transferee" as defined in said Paragraph 5 of the Agreement.

                              OPTIONEE:

                              /s/ Marvin M. Speiser
Date: December 6, 1996        Marvin M. Speiser

    ACCEPTANCE, ACKNOWLEDGEMENT, AND AGREEMENT OF TRANSFEREE

     The undersigned Transferee hereby accepts the foregoing assignment, acknowledges receipt of a copy of the Agreement and agrees to be subject to the same restrictions and conditions as related to the Optionee pursuant to the Agreement.

                           TRANSFEREE:

                              /s/ Laura G. Speiser as Trustee

                              /s/ Robert D. Speiser as Trustee
Date: December 6, 1996        Laura G. Speiser and Robert D.
                              Speiser as Trustees u/a/d 12/5/96
                              made by Marvin M. Speiser


                   ACKNOWLEDGEMENT OF COMPANY

     The Company hereby acknowledges receipt of the foregoing assignment.

                         TRANSDERM LABORATORIES CORPORATION

                              By:  /s/ Murray Lieber
Date: December 6, 1996        Its: Vice President